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                              June 23, 2022

       Andrew Robinson
       Chief Executive Officer
       Skyward Specialty Insurance Group, Inc.
       800 Gessner Road, Suite 600
       Houston, TX 77024

                                                        Re: Skyward Specialty
Insurance Group, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            CIK No. 0001519449
                                                            Submitted June 8,
2022

       Dear Mr. Robinson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Risk Factors
       Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of
       Delaware will be the exclusive forum, page 40

   1. We note your response to our prior comment 16 and reissue in part. Your disclosure in this risk factor seems
to indicate that the Court of Chancery of the State of
                                                        Delaware exclusive
forum provision applies to Securities Act claims, whereas your disclosure on page 151,
under "Exclusive forum," seems to indicate that the federal
                                                        district courts of the
United States of America shall be the sole and exclusive forum for the resolution of any
complaint arising under the Securities Act. Please revise for consistency.
 Andrew Robinson
Skyward Specialty Insurance Group, Inc.
June 23, 2022
Page 2
Reinsurance, page 72

2. We note your response to our prior comment 10 and your revised disclosure. Please also disclose if there are any aggregate limits to the reinsurance coverage for each of your listed lines of business in the table on page 72.
Business
Reserves, page 106

3.    We acknowledge your response to prior comment 11. Please address the following
      regarding the table on page 107:
          Revise the Prior and 2020 Accident Year rows in either the 2021 Calendar Year or
          2020 to 2021 Development columns to accurately depict development. In this regard, based on the amounts in the 2021 Calendar Year column, it appears that 2020 to 2021
          Development for the Prior accident year would be an unfavorable $27,980,000 instead of $30,980,000 and the 2020 accident year would have unfavorable development of $1,300,000 not favorable development of $1,700,000. Assuming the $30,980,000 of unfavorable prior accident development in the 2020 to
          2021 column is correct, confirm our understanding that $28,000,000 of this development relates to the LPT and the remaining $2,980,000 of development relates to non-LPT it is a mere coincidence that non-LPT development across accident years offsets to zero.
Notes to Consolidated Financial Statements
6. Fair Value Measurements, page F-27

4. Your disclosure in the second paragraph of this footnote can be read to imply reliance on your investment managers or pricing vendors. Please revise your filing to provide the names and consents of these experts or revise your disclosure to clarify your responsibility for the valuation of your investments and how you used these experts. See Question
      141.02 of the Compliance and Disclosure Interpretations for Securities Act Sections.
        You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at
(202) 551-
3638 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at
(2020) 551-3210
with any other questions.



                                                            Sincerely,
FirstName LastNameAndrew Robinson
                                                     Division of Corporation
Finance
Comapany NameSkyward Specialty Insurance Group, Inc.
                                                     Office of Finance
June 23, 2022 Page 2
cc:       Patrick J. O'Malley, Esq.
FirstName LastName